Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund November 2015 Update
December 18, 2015

Supplement dated December 18, 2015 to Prospectus dated April 24, 2015
Class	November ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	3.4%	-7.1%	$13.4M	$1,158.82
B	3.4%	-7.7%	$130.4M	$959.27
Legacy 1	3.6%	-5.2%	$2.0M	$886.42
Legacy 2	3.6%	-5.4%	$0.7M	$870.36
Global 1	3.5%	-5.3%	$21.5M	$865.23
Global 2	3.5%	-5.4%	$4.3M	$850.31
Global 3	3.4%	-6.9%	$61.2M	$756.78
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar gained strength against global counterparts on speculation the Federal Reserve would raise interest rates during December.   The euro and the British pound weakened after the European Central Bank confirmed its support to continue its ongoing quantitative easing initiatives.  The Swiss franc declined after the Swiss National Bank devalued its currency by expanding its use of negative interest rates.

Energy:  Crude oil markets declined as supplies continued to increase and global demand remained weak.  Natural gas and heating oil markets fell as demand decreased due to mild weather.

Equities:  U.S. equity markets rose slightly on strong corporate earnings and consensus the Federal Reserve would maintain its bullish outlook for the U.S. economy.   European equity markets also rose after the European Central Bank suggested a further cut in interest rates could occur in December.  The Nikkei 225 Index finished higher following reports which gave encouraging signs for rising capital expenditures in the region’s economy.

Fixed Income:  U.S. Treasury markets declined as the prospects for an interest rate hike in December 2015 drove prices lower.

Grains/Foods:  Corn and wheat markets fell due to ample supplies and weaker-than-expected demand for U.S. grains.  Sugar markets rose on lower-than-expected output from India, which is the world’s second largest sugar producer, and on the International Sugar Organization's announcement it expects 2015 to end with a global supply deficit.  Cocoa prices increased in anticipation of a smaller crop from the Ivory Coast, one of the world’s leading cocoa producers.

Metals:  Precious metals markets moved lower in anticipation of an increase in U.S. interest rates during December.  Base metals fell due to a combination of a stronger dollar and weak demand from China.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$572,035	-$3,553,750
Change In Unrealized Income (Loss)	8,656,751	2,624,243
Brokerage Commission	-116,666	-1,222,458
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-172,009	-2,460,385
Change in Accrued Commission	-9,767	-27,769
Net Trading Income (Loss)	8,930,344	-4,640,119

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$75,401	$922,250
Interest, Other	24,659	262,936
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	9,030,404	-3,454,933

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	10,959	2,571,801
Operating Expenses	50,263	620,235
Organization and Offering Expenses	58,039	717,404
Brokerage Expenses	1,011,129	12,663,471
Dividend Expenses	0	0
Total Expenses	1,130,390	16,572,911

Net Income (Loss)	$7,900,014	-$20,027,844

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$232,056,503	$298,529,189
Additions	0	1,750,887
Net Income (Loss)	7,900,014	-20,027,844
Redemptions	-6,498,941	-46,794,656
Balance at November 30, 2015	$233,457,576	$233,457,576

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,158.816	11,554.96464	$13,390,072	3.44%	-7.11%
B	$959.269	135,940.33849	$130,403,327	3.38%	-7.66%
Legacy 1	$886.424	2,307.17964	$2,045,139	3.64%	-5.21%
Legacy 2	$870.362	778.64698	$677,705	3.61%	-5.42%
Global 1	$865.230	24,793.92880	$21,452,443	3.51%	-5.26%
Global 2	$850.311	5,095.87523	$4,333,077	3.54%	-5.38%
Global 3	$756.783	80,810.25376	$61,155,812	3.39%	-6.85%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership